UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Target Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87612E106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700
with a copy to:
Stephen Fraidin, Esq.
Andrew E. Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
212-446-4800
March 26, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87612E106	Schedule 13D/A	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,391,235

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,391,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,391,235

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1   Calculated based on 752,672,699 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 11, 2009, as reported in Target Corporation’s annual report on Form 10-K for the fiscal year ended January 31, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,391,235

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,391,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,391,235

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2   Calculated based on 752,672,699 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 11, 2009, as reported in Target Corporation’s annual report on Form 10-K for the fiscal year ended January 31, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

9,574,651

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

9,574,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,574,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3   Calculated based on 752,672,699 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 11, 2009, as reported in Target Corporation’s annual report on Form 10-K for the fiscal year ended January 31, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pershing Square Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

15,880,330

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

15,880,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,880,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4   Calculated based on 752,672,699 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 11, 2009, as reported in Target Corporation’s annual report on Form 10-K for the fiscal year ended January 31, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	6	of	8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0

	8	SHARED VOTING POWER

58,391,235

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

58,391,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,391,235

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% [5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
5   Calculated based on 752,672,699 shares of the common stock, par value $0.0833, of Target Corporation outstanding as of March 11, 2009, as reported in Target Corporation’s annual report on Form 10-K for the fiscal year ended January 31, 2009.

CUSIP No.	87612E106	Schedule 13D/A	Page	7	of	8 Pages
     Item 1. Security and Issuer.
     This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D originally filed on July 16, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 through Amendment No. 6 (the Original Schedule 13D as amended and supplemented by Amendment No. 1 through Amendment No. 7, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company, (iii) Pershing Square GP, LLC, a Delaware limited liability company, (iv) Pershing Square Holdings GP, LLC, a Delaware limited liability company, and (v) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.0833 per share (the “Common Stock”), of Target Corporation, a Minnesota corporation (the “Issuer”, the “Company” or “Target”).
     Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On March 26, 2009, Mr. William A. Ackman sent a letter to Mr. Gregg W. Steinhafel, Chairman, President and Chief Executive Officer of Target, setting forth the basis for the Reporting Persons’ understanding that the Board of Directors of the Company currently consists of 13 members and that five seats are up for election at the Company’s 2009 Annual Meeting of Shareholders (including any adjournment or postponement thereof, the “2009 Annual Meeting”). A copy of the letter is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 4 as if set out herein in full.
     In addition, on the same day, certain affiliates of the Reporting Persons delivered a revised notice of nomination to the Company pursuant to the Company’s Restated Articles of Incorporation. The revised notice reaffirms the nomination of Messrs. William A. Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson and Richard W. Vague for election as directors of the Company at the 2009 Annual Meeting. The revised notice further provides that if only four directors are up for election at the 2009 Annual Meeting, the revised notice shall instead constitute the notice to nominate Messrs. William A. Ackman, Michael L. Ashner, James L. Donald and Richard W. Vague only. A copy of the revised notice of nomination is filed as Exhibit 99.2 hereto and is incorporated by reference into this Item 4 as if set out herein in full.
     Item 7.   Materials to be filed as Exhibits.

Exhibit 99.1	Letter to the Chairman of the Board of Directors of the Issuer, dated March 26, 2009

Exhibit 99.2	Revised Notice of Nomination, dated March 26, 2009

CUSIP No.	87612E106	Schedule 13D/A	Page	8	of	8 Pages
SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 26, 2009

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

PERSHING SQUARE HOLDINGS GP, LLC

By: Name:	/s/ William A. Ackman William A. Ackman
Managing Member

/s/ William A. Ackman

William	A. Ackman